UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November,  2002

OFFSHORE SYSTEMS INTERNATIONAL LTD.

(Translation of registrant’s name into English)

107-930 West 1st Street.

North Vancouver, BC V7P 3N4, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F  ___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities

Exchange Act of 1934.

Yes  ___  No    X

Offshore Systems International Ltd.

107-930 1st Street

North Vancouver, BC, V7P 3N4 604-986-4440 www.OSL.com

FOR IMMEDIATE RELEASE

Toronto Stock Exchange Symbol: OSI

OFFSHORE SYSTEMS INTERNATIONAL REPORTS RECORD

FISCAL THIRD QUARTER & NINE-MONTH EARNINGS & REVENUES

VANCOUVER, CANADA - October 2, 2002 - Offshore Systems International Ltd. (TSX: OSI), a marine electronic navigation company with a strong defense niche, today announced record operating results for its three and nine month periods ended August 31, 2002.

“In addition to achieving our eleventh successive profitable quarter we had strong revenue growth,” said John Jacobson, President and CEO Offshore Systems International.  “New business, including a major new order from the United States Coast Guard, continued to flow as interest in our technology grew among navies around the world.”

Financial Highlights

During the fiscal third quarter of 2002, revenues increased 50% to $2.7 million (US$1.7 million) compared to $1.8 million in the same quarter last year.  Net earnings increased to $536,535 or $0.02 per diluted share, from $120,512, or $0.00 a diluted share, in the year-earlier third quarter. All amounts are in Canadian dollars unless otherwise specified.

For the first nine months of 2002, revenues were up 84% to $9.8 million (US$6.2 million) compared to $5.3 million for the nine months ended August 31, 2001.  Net earnings increased to $1.1 million or $0.04 per diluted share, from $144,100, or $0.01 a diluted share, in the first nine months of fiscal 2001.

Offshore Systems’ order backlog at the end of the fiscal 2002 third quarter was in excess of $5.7 million versus $4.9 million the year earlier – an increase of 17%.

The Company’s profitable growth helped to strengthen its balance sheet during the quarter.  At August 31, 2002, the Company had working capital of $4.1 million compared to $2.8 million at November 30, 2001, OSI’s year-end, including cash and cash equivalents of $2.2 million.

“Our cash position continues to strengthen, in fact, at the end of September, our cash and equivalents was just under $4 million,” said Mr. Jacobson.  “This positive cash flow trend allows us to confidently support our R&D activities and increase our business development initiatives.”

Operational Highlights

In June, 2002, the U.S. Coast Guard placed an order for $2.2 million for Offshore Systems’ ECPINS®-M systems and upgrades.  The order represents follow-on business with the Coast

Guard subsequent to Offshore’s ECPINS® systems being installed earlier in the year on two of the Coast Guard’s ‘Polar-class’ icebreakers.

In July 2002, the Company announced that it has received Type Approval of its ECPINS® product line as an International Maritime Organization standard Electronic Chart Display and Information Systems (ECDIS).  The Type Approval was issued by the Federal Maritime and Hydrographic Agency of Germany, one of a small number of testing laboratories worldwide that are authorized to issue these certifications.

In the same month the Company announced that it completed the installation of its latest ECPINS-M system aboard Lockheed Martin’s Sea SLICE advanced technology demonstration vessel. Developed by the United States Navy Office of Naval Research and the Naval Electronics & Surveillance Systems division of Lockheed Martin, Sea SLICE participated in the United States Navy’s Fleet Battle Experiment – Juliet. The U.S. Navy’s Fleet Battle Experiments are underway-exercises designed to evaluate new technology and new operational concepts for future development and deployment.

The Company

Founded in 1977, Offshore Systems designs, develops and markets the proprietary ECPINS® line of electronic chart navigation systems for ships. ECPINS helps to reduce the risk of navigation-related incidents by giving bridge crews a precise, real-time display of their position, course and speed, against a background of fixed obstacles and other navigational hazards. Offshore Systems has developed a strong market position in military navigation, and has ECPINS systems deployed with the United States Coast Guard, the Canadian Navy, the Royal Danish Navy and the United States Navy.

Information Concerning Forward-looking Statements

Statements in this News Release, to the extent not based on historical events, constitute forward-looking statements.  Forward-looking statements include, without limitation, statements evaluating market and general economic conditions in the preceding sections, and statements regarding future-oriented costs and expenditures.  Investors are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date thereof.  These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially.  Such risks and uncertainties with respect to the company include the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and misjudgements in the course of preparing forward-looking statements

For more information, please contact:

Canada:

United States:

Jay Hussey

Jay Green

The Equicom Group Inc.

BlueFire

Partners 416-815-0700 ext. 225

212-572-6258

E-mail: jhussey@equicomgroup.com

jgreen@bluefirepartners.com

Offshore Systems International Ltd.
Selected Consolidated Financial Information (Unaudited)
(Canadian dollars - Canadian GAAP)

Statement of Earnings Information	Three months ended		Nine months ended
	August 31, 2002		August 31, 2002
	(unaudited)		(unaudited)
	2002	2001	2002	2001

Revenue	2,697,781	1,802,300	9,810,751	5,323,630

Earnings for the period	536,535	120,512	1,115,852	144,100

Basic earnings per share	0.02	0.01	0.04	0.01

Fully diluted earnings per share	0.02	0.00	0.04	0.01

Balance Sheet Information	August 31	November 30
	2002	2001
	(unaudited)	(unaudited)

Cash and cash equivalents	2,163,797	2,037,625

Working capital	4,134,425	2,848,151

Current assets	8,939,066	6,022,312

Total assets	10,313,798	7,375,007

Current liabilities	4,804,641	3,174,161

Long term debt	212,211	371,484

Total liabilities	5,016,852	3,545,645

Shareholders' equity	5,296,946	3,829,362

Offshore Systems International Ltd.

Consolidated Financial Statements (unaudited)

(Prepared in accordance with Canadian

      Generally Accepted Accounting Principles)

August 31, 2002 and 2001

(expressed in Canadian dollars)

Offshore Systems International Ltd.
Consolidated Balance Sheets (unaudited)
(expressed in Canadian dollars)

	August 31,	November 30,
	2002	2001
	$	$
Assets
Current assets
Cash and cash equivalents	2,163,797	2,037,625
Accounts receivable (note 3)	4,470,353	2,857,370
Inventory (note 4)	1,290,507	870,354
Prepaid expenses and deposits	554,308	245,263
Future tax asset	460,101	11,700
	8,939,066	6,022,312
Future tax asset	12,923	215,600
Property, plant, equipment and intangible assets (note 5)	1,361,809	1,137,095
	10,313,798	7,375,007
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities (note 6)	2,098,100	1,416,075
Unearned revenue	2,584,560	1,717,720
Rent payable	121,981	40,366
	4,804,641	3,174,161
Accrued long term royalties	200,250	240,183
Rent payable	11,961	131,301
	5,016,852	3,545,645
Capital stock
Authorized
100,000,000 Class A preference shares with no par value, issuable in series, of which
10,000,000 shares are designated series A voting non-cumulative retractable convertible at a ratio of 1:1, 1% preference shares
100,000,000 Class B preference shares with a par value of $50 each, issuable in series
100,000,000 common shares without par value
Issued and outstanding
58,326 Class A preference shares – series A (2001 – 58,326)	58,326	58,326
25,520,009 common shares (2001 - 24,694,549)	17,940,633	17,567,101
	17,998,959	17,625,427
Warrants	5,450	27,250
Deficit	(12,707,463)	(15,823,315)
	5,296,946	3,829,362
	10,313,798	7,375,007
Contingency (note 10)

See accompanying notes to consolidated financial statements

Offshore Systems International Ltd.
Consolidated Statement of Earnings and Deficit (unaudited)
For the periods ended August 31, 2002 and 2001
(expressed in Canadian dollars)

	Three Months ended		Nine Months ended
	August 31		August 31
	2002	2001	2002	2001
	$	$	$	$
Revenue
Systems and system components	2,022,155	1,232,919	7,692,720	3,652,844
Software	17,162	300,406	394,036	660,555
Charts	454,818	209,292	1,299,708	670,221
Other	203,646	59,683	424,287	340,010

	2,697,781	1,802,300	9,810,751	5,323,630
Cost of sales	1,125,971	654,615	4,822,872	2,241,779

Gross profit	1,571,810	1,147,685	4,987,879	3,081,851
Expenses
General and administrative	756,497	392,074	1,982,892	1,336,257
Research and development	340,999	301,808	1,098,683	893,257
Sales and marketing	446,830	337,988	1,316,205	845,076
Amortization	80,525	98,342	278,476	304,468
Interest	425	8,993	3,469	19,674
Foreign exchange loss (gain)	(116,941)	(18,394)	(98,072)	(10,880)
Technology Partnerships Canada royalty	60,368	95,457	405,305	143,452
Technology Partnerships Canada contribution	(220,716)	(189,095)	(647,229)	(593,553)

	1,347,987	1,027,173	4,339,729	2,937,751
Earnings from operations	223,823	120,512	648,150	144,100
Proceeds on settlement of claim (note 9)	221,978	-	221,978	-
Earnings before income taxes	445,801	120,512	870,128	144,100
Future income tax recovery	90,734	-	245,724	-
Earnings for the period	536,535	120,512	1,115,852	144,100
Deficit – Beginning of period	(13,243,998)	(14,296,136)	(13,823,315)	(14,319,724)

Deficit – End of period	(12,707,463)	(14,175,624)	(12,707,463)	(14,175,624)

Basic earnings per share	0.02	0.01	0.04	0.01
Diluted earnings per share	0.02	0.00	0.04	0.01

Weighted average number of common shares
outstanding – basic	25,050,960	23,657,874	25,050,960	23,657,874

Weighted average number of common shares
outstanding – diluted	27,217,815	24,692,833	27,217,815	24,692,833

See accompanying notes to consolidated financial statements

Offshore Systems International Ltd.
Consolidated Statements of Cash Flows (unaudited)
For the periods ended August 31, 2002 and 2001
(expressed in Canadian dollars)

	2002	2001
	$	$

Cash flows from operating activities
Net earnings (loss) for the period	1,115,852	144,100
Items not affecting cash
Amortization	278,476	304,468
Future tax asset	(245,724)	-
Gain on disposal of equipment	(15,447)	-

Changes in non-cash working capital items
Accounts receivable	(1,612,983)	(2,243,537)
Inventory	(420,153)	467,117
Prepaid expenses and deposits	(309,045)	(16,937)
Accounts payable and accrued liabilities	682,025	(3,595)
Unearned revenue	866,840	1,387,500
Rent payable	81,615	19,330

	421,456	58,446

Cash flows from financing activities
Issue of capital stock	351,732	182,295
Long term royalties	(39,933)	(46,637)
Rent payable	(119,340)	(40,191)

	192,459	95,467

Cash flows from investing activities
Additions to property, plant, equipment and intangible assets	(567,743)	(92,070)
Proceeds from disposal of equipment	80,000	-

	(487,743)	(92,070)

Increase in cash and cash equivalents	126,172	61,843

Cash and cash equivalents - Beginning of period	2,037,625	762,323

Cash and cash equivalents - End of period	2,163,797	824,166

See accompanying notes to consolidated financial statements

Offshore Systems International Ltd.

Consolidated Statements of Cash Flows (unaudited)

For the periods ended August 31, 2002 and 2001

(expressed in Canadian dollars)

1

Basis of preparation

The accompanying interim unaudited consolidated financial statements include the accounts of Offshore Systems International Ltd. and its subsidiaries, collectively referred to as the company. These financial statements have been prepared by the company in Canadian dollars and in accordance with generally accepted accounting principles (“GAAP”) in Canada with respect to interim financial statements, applied on a consistent basis. Accordingly, they do not include all the information and footnotes required for compliance with GAAP in the Canada for annual financial statements. These unaudited notes to the unaudited consolidated financial statements should be read in conjunction with the audited financial statements and notes included in the company’s Annual Report for the year ended November 30, 2001.

The preparation of these interim unaudited consolidated financial statements and the accompanying notes requires management to make estimates and assumptions that affect the amounts reported. In the opinion of management, these interim unaudited consolidated financial statements reflect all adjustments (which include only normal, recurring adjustments) necessary to state fairly the results for the periods presented. Actual results could vary from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

2

Significant accounting policies

These interim unaudited consolidated financial statements and accompanying unaudited notes are prepared in accordance with GAAP in the Canada using the same accounting policies and methods of application as those disclosed in note 2 of the company’s audited financial statements for the year ended November 30, 2001 referenced above in note 1.

3	Accounts receivable

		August 31,	November 30,
		2002	2001
		$	$

	Trade	3,470,128	2,404,474
	Unbilled revenue	829,740	340,484
	Holdbacks	-	6,631
	Technology Partnerships Canada contribution	148,709	119,080
	Other	47,845	10,150
	Allowance for doubtful accounts	(26,069)	(23,449)

		4,470,353	2,857,370

4	Inventory

		August 31,	November 30,
		2002	2001
		$	$
	Materials and components	970,131	870,354
	Finished goods	320,376	-

		1,290,507	870,354

	See accompanying notes to consolidated financial statements

Offshore Systems International Ltd.
Notes to the Consolidated Financial Statements (unaudited)
August 31, 2002
(expressed in Canadian dollars)

5	Property, plant, equipment and intangible assets

				August 31,
				2002
			Accumulated
		Cost	Depreciation	Net
		$	$	$

	Equipment	3,577,705	2,575,433	1,002,272
	Computer software	481,059	234,862	246,197
	Furniture and fixtures	115,727	74,062	41,665
	Leasehold improvements	222,196	173,628	48,568
	Licenses and patents	57,267	34,160	23,107

		4,453,954	3,092,145	1,361,809

				November 30,
				2001
			Accumulated
		Cost	Depreciation	Net
		$	$	$

	Training and development vessel	234,644	170,091	64,553
	Equipment	3,239,503	2,438,863	800,640
	Computer software	251,936	183,070	68,866
	Furniture and fixtures	115,309	66,754	48,555
	Leasehold improvements	222,196	165,057	57,139
	Licenses and patents	57,267	32,287	24,980
	Deferred chart costs	1,257,093	1,184,731	72,362

		5,377,948	4,240,853	1,137,095

6	Accounts payable and accrued liabilities

			August 31,	November 30,
			2002	2001
			$	$

	Trade		476,413	226,983
	Accrued employee costs		471,787	534,670
	Accrued professional fees		149,262	87,765
	Accrued liabilities		559,675	357,228
	Accrued royalties		440,963	209,429

			2,098,100	1,416,075

Offshore Systems International Ltd.
Notes to the Consolidated Financial Statements (unaudited)
August 31, 2002
(expressed in Canadian dollars)

7	Earnings per share

			2002	2001
	Basic earnings per share		$	$
	Net earnings		1,115,852	144,100
	Weighted average number of common shares outstanding		25,050,960	23,657,874
	Basic earnings per share		0.04	0.01
	Diluted earnings per share
	Net earnings		1,115,852	144,100
	Weighted average number of common shares outstanding		25,050,960	23,657,874
	Dilutive effect of preferred shares		58,326	58,326
	Dilutive effect of stock options		2,087,478	905,064
	Dilutive effect of warrants		21,051	71,569
	Adjusted weighted average number of common shares outstanding		27,217,815	24,692,833
	Diluted earnings per share		0.04	0.01

8	Segmented information

	The company’s reportable segments are as outlined below. Accounting policies used by these segments are the same as
	those described in the significant accounting policies as those disclosed in note 2 of the company’s audited financial
	statements for the year ended November 30, 2001.

				August 31,
				2002
		OSL	OCL	Total
		$	$	$

	Revenue	8,504,237	1,306,514	9,810,751
	Technology Partnerships Canada - net	(241,924)	-	(241,924)
	Interest expense	2,868	601	3,469
	Income tax (recovery)	(195,722)	(50,002)	(245,724)
	Net earnings	1,110,343	5,509	1,115,852
	Plant and equipment expenditures	327,688	240,055	567,743
	Amortization	172,075	106,401	278,476

Offshore Systems International Ltd.
Notes to the Consolidated Financial Statements (unaudited)
August 31, 2002
(expressed in Canadian dollars)

				August 31,
				2001
		OSL	OCL	Total
		$	$	$

Revenue		4,652,650	670,980	5,323,630
Technology Partnerships Canada - net		(450,101)	-	(450,101)
Interest expense		17,962	1,712	19,674
Net earnings (loss)		287,121	(143,021)	144,100
Plant and equipment expenditures		89,029	3,041	92,070
Amortization		167,992	136,476	304,468

				August 31,
				2002
		OSL	OCL	Total
		$	$	$

Assets employed		9,690,554	623,244	10,313,798

				November 30,
				2001
		OSL	OCL	Total
		$	$	$

Assets employed		7,093,126	281,881	7,375,007

Geographically, revenues reported are based on the location of the company’s customers.

	Three months ended		Nine months ended
	August 31		August 31

	2002	2001	2002	2001
	$	$	$	$

Canada	225,090	66,911	3,098,904	875,109
United States	2,044,662	745,216	4,583,053	3,458,348
Denmark	428,029	900,783	2,128,794	900,783
Other	-	89,390	-	89,390

Total	2,697,781	1,802,300	9,810,751	5,323,630

Geographically, plant and equipment are reported based on location. At August 31, 2002 and 2001, all of the company's property, plant and equipment was located in Canada.

Offshore Systems International Ltd.

Notes to the Consolidated Financial Statements (unaudited)

August 31, 2002

(expressed in Canadian dollars)

9

Settlement of claim

In October 2000, the company filed a lawsuit against a supplier to Offshore Systems International Inc. ("OSII") in response to this supplier’s decision to terminate its supply agreement with OSII. As part of the same lawsuit, the company also filed against two former employees of OSII and a company of which they are officers. The suit sought damages on the grounds that these employees interfered with OSII’s contractual relationship with this same supplier. This suit has been settled in favour of OSII and the proceeds have been recorded in the company's financial statements.

10

Contingency

In July 2002, the company's subsidiary OSL and three employees became the objects of a lawsuit by Triathlon Ltd, a subsidiary of MacDonald, Detwiller and Associates Ltd., related to use of confidential information and breach of fiduciary duty. No amount had been accrued at August 31, 2002 in respect of this claim because it is in the opinion of management that the claim is without merit and the amount of loss, if any, cannot be reasonably estimated.

11

Reclassifications

Certain balances for the three and nine months ended August 31, 2001 have been reclassified to conform to the presentation adopted for the current period.

Management Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements - Statements in this report, or any document filed by Offshore Systems International Ltd. (the “Company”) with the different governing authorities, or in any other written or oral communication by or on behalf of the Company, to the extent not directly and exclusively based on historical events, constitute forward-looking statements.  These statements represent the Company’s intentions, plans, expectations, and beliefs, and no assurance can be given that the results described in such statements will be achieved.Forward-looking statements include, without limitation, statements evaluating market and general economic conditions in the following sections, and statements regarding future-oriented costs and expenditures.  Investors are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date thereof.  These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially.  Such risks and uncertainties with respect to the Company include the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and misjudgements in the course of preparing forward-looking statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Overview

The Company’s financial statements are prepared in accordance with generally accepted accounting principles in Canada (“CDN GAAP”) and are presented in Canadian dollars unless otherwise indicated. All references in this report to financial information concerning the Company refer to such information in accordance with CDN GAAP and all dollar amounts in this report are in Canadian dollars unless otherwise indicated.

The following discussion and analysis provides a review of activities, results of operations and financial condition of the Company for the fiscal quarter ended August 31, 2002 in comparison with those for the fiscal quarter ended August 31, 2001 and for the nine months ended August 31, 2002 in comparison with those for the nine months ended August 31, 2001. This discussion should be read in conjunction with the Company’s unaudited financial statements for the fiscal quarters and periods ending February 28, 2002 and May 31, 2002, its 2001 Audited Financial Statements and the 2001 year end Management Discussion and Analysis.

Founded in 1977, the Company designs, develops and markets the proprietary ECPINS® line of electronic chart navigation systems for commercial and military customers. ECPINS® helps to reduce the risk of navigation-related incidents by giving bridge crews a precise, real-time display of their position, course and speed, against a background of fixed obstacles and other navigational hazards. The Company has developed a strong market position in military navigation, and has ECPINS® systems deployed with the Canadian and United States Coast Guards, the Canadian Navy, the Royal Danish Navy and the United States Navy.

Results of Operations

For the quarter ended August 31, 2002, the Company had net earnings of $536,535, or $.02 per share on a fully diluted basis and for the nine months ended August 31, 2002, the Company has net earnings of $1,115,852 or $.04 per share on a fully diluted basis.

The table below presents, for the periods indicated, selected financial data of the Company expressed as a percentage of total revenues:

	Three months ended August 31		Nine months ended August 31

	2002	2001	2002	2001
	%	%	%	%

Revenue
Systems and system components	75.0%	68.4%	78.5%	68.6%
Software	0.6%	16.7%	4.0%	12.4%
Charts	16.9%	11.6%	13.2%	12.6%
Other	7.5%	3.3%	4.3%	6.4%

	100.0%	100.0%	100.0%	100.0%

Direct costs	41.7%	36.3%	49.2%	42.1%

Gross profit	58.3%	63.7%	50.8%	57.9%

Expenses
General and administrative	28.0%	21.8%	20.2%	25.1%
Research and development	12.6%	16.7%	11.2%	16.8%
Sales and marketing	16.6%	18.8%	13.4%	15.9%
Amortization	3.0%	5.5%	2.8%	5.7%
Interest	0.0%	0.5%	0.0%	0.4%
Foreign exchange loss	(4.3%)	(1.0%)	(1.0%)	(0.2%)
Technology Partnerships Canada royalty	2.2%	5.3%	4.1%	2.7%
Technology Partnerships Canada contribution	(8.2%)	(10.5%)	(6.6%)	(11.1%)

	49.9%	57.1%	44.1%	55.3%

Earnings from operations	8.4%	6.6%	6.7%	2.6%

Proceeds on settlement of claim	(8.2%)	0.0%	(2.3%)	0.0%

Earnings before income tax recovery	16.6%	6.6%	9.0%	2.6%

Income tax recovery	(3.4%)	0.0%	(2.5%)	0.0%

Earnings for the period	20.0%	6.6%	11.5%	2.6%

Revenues

The Company’s core revenue stream is derived from four sources: Systems and System Components, Software, Charts, and Other which includes System Repairs and Servicing, Training and Consulting.  The Company’s principal developed and manufactured product, the Electronic Chart Precise Integrated Navigation System (“ECPINS®”), delivers the majority of the revenue.

The Company recognizes revenue from each source when earned in compliance with the appropriate accounting regulations. Certain systems revenues are recognized using the percentage of completion method, in conformity with the American Institute of Certified Public Accountants ("AICPA") Statement of Position ("SOP") 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts. System Components revenues are recognized in the period the components were delivered. Certain other systems revenues and all software revenues are accounted for following the AICPA SOP 97-2, Software Revenue Recognition, as amended by SOP 98-4 and 98-9. The Company recorded these revenues when persuasive evidence of an arrangement existed, the software product had been shipped, there were no significant uncertainties surrounding product acceptance, the fees were fixed and determinable and collection is considered probable. Systems revenues that are not recognized under SOP 81-1 or SOP 97-2 are recognized in accordance with the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 101 (“SAB 101”). Chart sales revenues are recognized in the period the charts were delivered and Chart services revenues are recognized in the period the services were performed. Other revenues are recognized in the period the services were performed.

The Company’s revenue and margins can vary from period to period as a result of the level of business volumes, seasonality of demand, mix of contracts and component supply availability. The Company’s contracts with its key customers generally provide a framework for its overall relationship with the customer.

Consolidated revenue for the quarter ended August 31, 2002 was $2,697,791, compared with $1,802,300 for the quarter ended August 31, 2001, an increase of  $895,491 or 50%. Consolidated revenue for the nine months ended August 31, 2002 was $9,810,751, compared with $5,323,630 for the nine months ended August 31, 2001, an increase of $4,487,121 or 84%. The main customers for the Company’s products and services were the US Coast Guard, Canadian Coast Guard, Canadian Department of National Defence, Royal Danish Navy and the US Navy. Revenue from these customers accounted for 96% of the consolidated revenue for the nine months ended August 31, 2002. For the nine months ended August 31, 2001, revenue from these customers accounted for 86% of the Company’s consolidated revenue.

Gross Profit

The Company’s gross profit increased $424,125 to $1,571,810 for the quarter ended August 31, 2002 from $1,147,685 for the same quarter in 2001. The Company’s gross profit increased $1,906,028 to $4,987,879 for the nine months ended August 31, 2002, from $3,081,851 for the same period in 2001. Gross profit percentage decreased to 58.3% for the quarter ended August 31, 2002 from 63.7% for the quarter ended August 31, 2001 and decreased to 50.8% for the nine months ended August 31, 2001 from 57.9% for the same period in 2001. The decline in the gross profit percentage was the result of an increase in third party products integrated into the customer deliverables that have a lower component margin.

General and Administrative Expenses

General and administrative (“G&A”) expenses consist mainly of salaries and benefits of management and administrative personnel, professional fees, public company expenses, related facility costs and general administrative expenses. G&A increased  $364,423 for the quarter ended August 31, 2002 to $756,497 from $392,074 in comparative 2001 quarter. For the nine month period ended August 31, 2002, G&A increased $646,635 to $1,982,892 from $1,336,257 in the comparative quarter last year. The increase is the result of additions to the Company's management team, the addition of US-based investor relations support and one-time professional fees relating to the Company's initial SEC registration and legal matters relating to the settlement of lawsuits as disclosed in the annual financial statements. As a percent of revenue, G&A increased to 28.0% from 23.0% when comparing the current quarter to the same quarter last year and decreased to 20.2% from 25.1% comparing the nine months ended August 31, 2002 and 2001.

Research and Development Expenses

Research and development (“R&D”) expenses consist mainly of salaries and benefits of software and hardware engineering personnel, sub-contractor costs and related overhead and facilities expenses. The Company continued and will continue to invest in new product development in 2002.  It believes that in order to maintain its technological advantage, it must continue its strategy to fine-tune existing products and introduce new high quality products that continue to challenge and redefine the industry standards. R&D spending increased to $340,999 (12.6% of revenue) for the current quarter compared to $301,808 (16.7% of revenue) for the quarter ended August 31, 2001. For the nine months ended August 31, 2002, R&D spending increased to $1,098,683 (11.2% of revenue) from $893,257 (16.8% of revenue) for the same period in 2001. The increased spending is the result of additional salaries and benefits for new staff and increased sub-contractor costs to support the additional R&D activities the Company is pursuing.

In November of 1999, the Company announced an agreement with Technology Partnerships Canada (“TPC”) whereby TPC has agreed to grant financial assistance to the Company for the purpose of assisting the Company in funding its research and development activities. The maximum eligible repayable contribution is $4,000,177 over the period to March 31, 2003.  During the quarter, the Company incurred costs of $220,716 and has claimed the full amount. To August 31, 2002, the Company has claimed a total of  $3,406,665 since the start of the TPC program. Also, under the terms of the agreement, the Company is required to pay TPC a royalty based on the sales of its subsidiary Offshore Systems Ltd. To August 31, 2002, the Company has either paid or accrued for future payment $995,372 in royalties for historical and estimated future sales.

Sales and Marketing Expenses

Sales and marketing (“S&M”) expenses consisted primarily of compensation of sales and marketing personnel, as well as expenses associated with advertising, trade shows, facilities and other expenses related to the sales and marketing of the Company’s products and services. S&M expenses increased $108,842, or 32.2%, for the quarter ended August 31, 2002 to $446,830 (16.6% of revenue) from $337,988 (18.8% of revenue) for the same quarter in 2001. For the nine months ended August 31, 2002, S&M increased $471,129 or 55.8% to $1,316,205 from $845,076 for the same period in the prior year. The increase in expenses was the result of the company’s increased level of business development activity relating to its expansion efforts into European and Asia-Pacific markets.

Amortization

Total amortization decreased for the quarter and nine months ended August 31, 2002 when compared to the same periods in 2001. For the current quarter, amortization was $80,525 down $17,817 from the quarter ended August 31, 2001 and for the nine months ended August 31, 2002 was $278,476 down $25,992 from the same period last year. The decrease reflects the reduced capital spending in fiscal years 2000 and 2001 and final amortization of deferred chart costs.

Interest

Interest expense decreased for the quarter ended August 31, 2002 to $425 from $8,993 for the quarter ended August 31, 2001. For the nine months ended August 31, 2002, interest decreased $16,205 to $3,469 from $19,674 for the nine months ended August 31, 2001. The Company did not utilize its credit facility during the first three quarters of 2002.

Income Taxes

Based on the information available at the time of the issue of the unaudited August 31, 2002 financial statements, the Company estimated that it will have sufficient taxable earnings in future years to utilize an additional portion of the Company’s $5,865,389 Canadian non-capital losses carried forward. As a result of this assessment, the valuation allowance decreased and the future tax asset increased $90,734 for the quarter ended August 31, 2002. In accordance with Canadian GAAP, the Company provided a valuation allowance of $2,812,603 against the total future tax asset as it is not considered more likely than not that the remaining future tax asset will be recovered. The Company continues to evaluate its taxable position quarterly and considers factors such as estimated taxable income, the history of losses for tax purposes and the growth of the Company, among others.

Net Earnings

Consolidated net earnings for the quarter ended August 31, 2002 were $536,535, or 20.0% of revenue, compared to $120,512 for the same quarter of 2001, or 6.6% of revenue. For the nine months ended August 31, 2002, consolidated net earnings were $1,115,852, or 11.5% of revenue compared to $144,100 for the same period in 2001, or 2.6% of revenue.

Liquidity and Capital Resources

The Company’s balance sheet continued to strengthen in the quarter ended August 31, 2002.  At August 31, 2002, the Company has current assets of  $8,939,066, current liabilities of $4,804,641 and a cash position of $2,163,797. At September 30, 2002, the Company's cash position was in excess of $3,900,000. Working capital increased $1,286,274 to $4,134,425 at August 31, 2002 from $2,848,151 at November 30, 2001 primarily through increased accounts receivable and inventory.

The Company has credit facilities consisting of an operating line, standby letters of credit, receivables purchase agreement and forward exchange contract facilities.  The credit facilities permit the Company to borrow funds directly for general corporate purposes (including acquisitions) at floating rates.  No borrowings against the operating line, receivables purchase agreement and forward exchange contract facilities were outstanding as at August 31, 2002. The Company has issued standby letters of credit totalling US$900,293. The company has utilized the standby letters of credit to back certain performance obligations to our customers.

Operating cash flow for the nine months ended August 31, 2002, before changes in non-cash working capital items, was $1,133,157, compared with 448,568 for the nine months ended August 31, 2001, an increase of $648,589.  The improvement reflected the continued profitability of the Company. Changes in non-cash working capital items were a usage of cash of $711,701 for the nine months ended August 31, 2002 compared to usage of cash of $390,122 for the same period in 2001. Changes occurred in most non-cash working capital items between these two periods - all within the normal business activities of the Company.

Net cash provided by financing activities for the nine months ended August 31, 2002 amounted to $192,459 compared $95,467 for the same period in 2001. The issuance of common shares provided funds of $351,732 for the nine months ended August 31, 2002 and $182,295 for the same period in 2001.

Cash used in investing activities totalled $487,746 for the nine months ended August 31, 2002, compared with $92,070 for the same period in 2001.  The increase is reflective of the increase in property, plant and equipment acquisitions.

The net increase in cash and cash equivalents amounted to $126,172 for the nine months ended August 31, 2002 compared to $61,843 for the nine months ended August 31, 2001.

The Company’s current ratio remained at 1.9:1 at August 31, 2002 compared to 1.9:1 at November 30, 2001.

Backlog

Backlog consists of firm, fixed, signed orders issued to the Company and executable by the Company subsequent to the balance sheet date. Order backlog as at August 31, 2002, reflects the company’s continuing strong performance and was at $5.8 million compared to $8.4 million at November 30, 2001 and $4.9 million at August 31, 2001. Because governments approve budget expenditures on an annual basis, multi-year contracts with government agencies have a termination-for-convenience clause that allows the contract to be terminated should future budget funding not be approved. The Company has included the full value of these contracts in backlog as no evidence exists that the contracts would be terminated.

Recent Corporate Developments

In July 2002, the Company announced that it has received Type Approval of its ECPINS® product line as an International Maritime Organization standard Electronic Chart Display and Information Systems (ECDIS).

Again, in July 2002, the Company announced that it has completed the installation of its latest ECPINS-M system aboard Lockheed Martin’s Sea SLICE advanced technology demonstration vessel. Developed by the United States Navy Office of Naval Research and the Naval Electronics & Surveillance Systems division of Lockheed Martin, Sea SLICE participated in the United States Navy’s Fleet Battle Experiment – Juliet. The U.S. Navy’s Fleet Battle Experiments are underway-exercises designed to evaluate new technology and new operational concepts for future development and deployment.

Recent Accounting Developments

In FY2003, the Company will be required to adopt the recently issued accounting standards for financial reporting purposes from CICA Handbook Section 3870 – Stock-Based Compensation and Other Stock-Based Payments. The impact of adopting these new standards on the Consolidated Statements of Earnings and Deficit has not been determined.

Risks and Uncertainties

The Company participates in competitive markets that are subject to economic and political influences.  Sales to U.S. Coast Guard, Canadian Coast Guard, Canadian Department of National Defense and the U.S. Navy continue to play a significant role in the success of the Company’s line of products.  Although the market for the Company’s products appears to be expanding, purchase orders awarded mainly by governments are dependent on price, technology, life cycle costs, delivery, quality and government spending priorities and constraints.  To moderate these risks, the Company has positioned itself to target the navies of the NATO alliance countries, as they have captured their needs in a number of published specifications, and collectively, they have the most experience with electronic charts and the most funding. In addition, the Company is also working to establish strategic alliances with large multi-national corporations in order to gain access to new markets.

The Company’s earnings are affected by fluctuations in the value of the Canadian dollar as compared to the US dollar. Approximately, 64% of the Company’s revenue in FY2001 and 48% in FY2000 have been earned in US dollars. Approximately, 25% of the Company’s expenses in FY2001 and 15% in FY2000 have been spent in US dollars. Accordingly, fluctuations in exchange rates between the Canadian dollar and the US dollar could materially affect the Company’s operating results. To date, the Company has not established any currency hedging to minimize the effects of these gains or losses.

The Company believes that inflation and other changes in prices have not had a material effect on the Company.

The Company emphasizes product innovation in all segments.  Its success is dependent upon the advancement of technology on existing products and the introduction of new products.  In response, the Company expends a significant amount on research and development.  Certain initiatives also receive the support of the Canadian Government through the TPC Program.

In short, the Company’s future performance hinges on its ability to: develop and maintain the financial, distribution and support capabilities; target, retain and expand its customer base while continuing to develop new markets for its current and future products; maintain a competitive cost structure; continually invest in R&D to maintain its leading edge in existing and emerging technologies; and withstand possible increased competition.

The Company’s proprietary technology and intellectual property are, where practical, protected through the use of licenses, patents, trademarks and confidentiality agreements.  This practice may not prevent other companies from investigating or developing other technologies that are similar to the Company’s proprietary technology.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: “ John A. Jacobson”

Title: President & CEO

Date: November  19 , 2002

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